FORM 51-102 MANAGEMENT`S DISCUSSION AND ANALYSIS OF OPERATING RESULTS AND

FINANCIAL CONDITION OF REG TECHNOLOGIES INC. FOR THE SIX MONTH PERIOD ENDED

JANUARY 31, 2010

Management’s Responsibility for Financial Statements

The  preparation  of  the  financial  statements,  conforming  with  GAAP,  requires  the  Company's  management  to  make estimates  and  assumptions  in  order  to  make  a  determination  of  the  future  values  for  certain  assets  or  liabilities.

Management  believes  such  estimates  have  been  based  on  careful  judgments  and  have  been  properly  reflected  in  the accompanying financial statements. Actual results may differ from those estimates.

Management  maintains  a  system  of  internal  controls  to  provide  reasonable  assurance  that  the  Company’s  assets  are safeguarded and to facilitate the preparation of relevant and timely information.

Dated as of March 30, 2010

The  following  discussion  of  the  results  of  operations  of  the  Company  for  the  nine  months  ended  January  31,  2010,

and  in  comparison  to  the  same  period  of  the  prior  year,  should  be  read  in  conjunction  with  the  Company’s  Interim

Consolidated Financial Statements and accompanying notes for the nine months ended January 31, 2010 and 2009.

 Overall Performance

Reg  Technologies  Inc.  (“Reg”  or  the  “Company”)  is  a  development  stage  company  engaged  in  the  business  of developing  and  building  an  improved  axial  vane-type  rotary  engine  known  as  the  RadMax™  rotary  technology  (the

"Technology"   or   the   “RadMax™   Engine”),   used   in   the   design   of   lightweight   and   high   efficiency   engines,

compressors  and  pumps.  Since  no  marketable  product  has  yet  been  developed,  we  have  not  received  any  revenues from operations.

Period Highlights

On  May  22,  2009  drawings  were  released  to  start  fabrication  of  a  RadMax™  Engine  test  rig.    The  test  rig  is

designed  to  test  multiple  versions  of  the  RadMax™  vane  actuation  systems.  A  cam  device,  driven  by  a  variable speed  motor,  will  propel  the  vane  through  its  full  range  of  axial  motion  prior  to  the  implementation  of  a  full  scale

RadMax™  prototype.    The  purpose  of  the  test  rig  is  to  verify  the  vane  actuation  system  design  and  make  any modifications  indicated  by  the  tests  prior  to  the  implementation  of  a  full  scale  prototype.  Flexibility  in  design  will allow  testing  of  an  alternate  vane  actuation  system,  currently  under  development  with  the  evaluation  company.

When  testing  commences,  the  test  rig  shall  provide  validation  of  vane  motion,  measurement  position  tracking,

induced  vibration,  required  forces,  and  other  parameters.  Potential  future  capabilities  under  consideration  include adding  high  speed  video  to  “capture”  instantaneous  changes  in  motion,  balance  and  vibration,  harmonics,  and

thermal   cycling   to   measure   changes   as   a   result   of   temperature   extremes.     Subsequently,   the   Fortune   1000

Company’s  engineers  advised  REGI  not  to  proceed  with  the  fabrication  and  testing,  which  was  subsequently postponed.

We  estimated  that  the  test  rig  design  could  be  completed  in  4  to  6  weeks,  and  then  commence  the  fabrication  of  the

diesel  engine  application  for  the  evaluation  company.    We  believe  the  testing  of  these  important  aspects  of  the evaluation  company’s  diesel  engine  application  will  determine  the  final  design  and  fabrication  will  be  the  next important milestone.

Following  completion  of  reviews  by  the  evaluation  company,  and  the  COSMOS  analysis,  a  Request  for  Proposals

(RFP)  was  issued  to  three  pre-qualified  bidders  to  provide  a  fixed-price  quotation  versus  a  formal  Statement  of

Work  (SOW).  The  RFP  was  released  12  June  2009.  We  offered  a  30-day  period  for  review  of  drawings,  and responses  to  questions.  After  the  review  period,  bidders  will  have  10  days  to  submit  a  quotation  and  schedule  for each  line  item.  The  closing  date  of  the  open  discussion  period  was  10  July  2009.  The  closing  date  for  receipt  of  the proposals  was  28  July  2009.  Proposals  were  received,  a  comparative  analysis  was  performed,  and  we  planned  a fixed-price award. Following final review and approval by the evaluation company, we plan to make an award to the most responsible and compliant bidder.

Based on the progress of the design, the evaluation company revised its guidance. Instead on fabricating a prototype based  on  the  initial  design,  we  were  directed  to  proceed  with  design  of  a pre-production  unit.  This  unit  incorporates all enhancements necessary to achieve pre-production unit tests.

As  directed,  we  are  in  the  process  of  contracting  with  an  engineering  evaluation  company  with  diverse  expertise  in integration  skills.  We  negotiated  specific  details  of  a  statement  of  work  for  multiple  analysis  tasks.  We  completed these negotiations and issued a purchase order in October 2009.

Following  the  analysis  and  design  approval  process,  the  RadMax™  Diesel  Engine  test  program  will  start  shortly

after  receipt  of   the  RadMax™  parts   and  assemblies.   The   tests  will   initially   validate   seal   performance,   vane

actuation,  pressurization,  and  lubrication.  A  series  of  tests  will  verify  other  technology  areas,  already  proven  by extensive analysis.

The phase 1 tests will validate the mechanical, sealing, and friction aspects of the engine design to quantify inherent parameters and validate the results of analysis, as follows:

•

Verify Weight and Dimensions of Each Component

•

Trial Assembly  and Final Assembly

•

Trial Fitment of Engine Accessories

•

Test Stand Preparation and Engine Installation on Test Stand

•

Cold Performance Motoring Tests

•

Increased RPM Performance Motoring Test. Increase RPM

•

High Speed Performance Testing

•

Repeat Steps 1 to 8 With Alternate Seal Configurations

All  tests  steps  must  result  in  success.  Failure  of  any  test  step  requires  retest  of  that  step,  which  might  include redesign  or  rework  of  parts  and  assemblies.  The  ultimate  success  of  the  phase  1  tests  is  to  measure  pressure  and temperature increase in the RadMax™ Diesel Engine sufficient to sustain continuous combustion.

The phase 1 test schedule is estimated at 3 months following receipt of the delivered RadMax™ Diesel Engine parts and assemblies. The test location will be determined by competitive bid.

Following  successful  completion  of  the  phase  1  tests,  the  phase  2  tests  will  validate  thermodynamics  and  cooling aspects  of  the  technology.  Some  RadMax™  Diesel  Engine  parts  and  assemblies  could  require  modification.  We anticipate that such modifications, if any, will be minor.

The phase 2 tests require the integration of engine accessories and sensors as follows:

•

Cooling management (radiator, hoses, fan, water pump, etc.)

•

Lubrication oil management (sump, pump, hoses, filter, etc.),

•

Fuel management (common rail injection system, fuel lines, fuel injectors, fuel tank, etc.)

•

Ignition management (control unit, sensors, wiring, etc.)

•

Starting management (starter, battery, cables, etc.)

•

Air management (plenum, hoses, filter, muffler, etc.)

The phase 2 tests are summarized by the following:

•

Hot Performance Starting Tests, with fuel

•

Hot Performance One-Minute Test, with fuel

•

Hot Performance Multiple-Minutes Test, with fuel

•

Hot Performance Starting Tests, with fuel

•

Hot Performance One-Minute Test, with fuel

•

Hot Performance Multi-Minute Test, with fuel

•

Post Engine Test, Teardown and Inspection

•

Performance Measurement (one-hour run-in)

•

Endurance Measurement (three-hour run-in)

•

Develop Horsepower vs. Torque Curves

•

24 X 7 Test

The  phase  2  test  schedule  is  estimated  at  3  months  following  receipt  successful  completion of  the phase 1  tests.  The test  location  will  be  determined  by  competitive  bid.  The  successful  bidder  must  have  the  requisite  facilities,

equipment,   and   personnel   to   perform   the   tests,   which   characterize   the   RadMax™   Diesel   Engine.   The

characterization consists of performance curves for power, torque, and fuel consumption.

The objective of the new  improved diesel engine design is  to  make  significant improvement over  all existing  engine designs in use today. The RadMax™ engine reduces weight, number of parts, and complexity, and will use less fuel,

and, therefore, reduce hydrocarbons.

These   costs   are   identified   as   master   design   integrator,   prototype   fabrication,   and   labour   expense,   estimated

approximately as US$200,000 each, with planned expenditures over the next 6 months.

The   Company   was   invited   and   attended   the   Clinton   Global   Initiative   (“CGI”)   Fifth   Anniversary   Meeting,

established by President Bill Clinton.   The RadMax™ Engine Technology was approved for presentation at the CGI

Meeting  in  New  York  City  from  September  22  –  25,  2009.   The  Company  is  pleased  to  be  able  to  support  CGI’s commitment  of  reducing  the  effects  of  global  warming  by  continuing  to  pursue  commercializing  the  fuel  efficient

RadMax™ Engine Technology.

During  the  nine  months  ended  January  31,  2010  REGI  U.S.,  Inc.  retained  Belcan  Engineering  Services  of  Phoenix,

AZ  (www.belcan.com)  to  review  the  Fortune  1000  diesel  engine  design  before  production  of  the  prototype.  This

thorough review will help to ensure a streamlined and timely fabrication process.   Immediately following the design

review, REGI will fabricate RadMax™ parts and assemblies, validate assembly operations, and conduct component,

assembly,  and  system  tests.  Two  technical  meetings  were  held  with  Belcan  Engineering  Services.  The  following results were accomplished:

•

Familiarization with the RadMax™ Diesel Engine baseline design, including mechanical operation, friction contributors, and sealing approach.

•

Shared understanding of the vane actuation system.

•

Determination of vane loads in compressor and engine applications

•

Preliminary evaluation of thermodynamics and determination of potential hot spots

•

Evaluation of compression ratio, and recommendations for design modifications

•

Assessment  of  all  bearings  –  main  bearings  which  control  all  rotating  components,  linear  bearings  which control the vane actuators, and journal bearings which facilitate wheel operations on the fixed stators.

Belcan’s technical assignment is to optimize the design of the diesel engine application which comprises the vanes,

push  rods,  and  a  lift  block  that  interface  with  a  stator.  The  estimated  completion  of  this  assessment  is  first  quarter of 2010.

The  Company  announced  that  Path  Technologies  Inc.  of  Painesville,  Ohio,  has  been  selected  to  fabricate  the prototype RadMax™ Diesel Engine.  Path Technologies was the most competitive fully responsive bidder following a  process  of  drawing  and  manufacturing  processes  evaluation.  This  process  is  a  crucial  initial  step  to  get  the  most qualified supplier on board to produce unique RadMax™ Diesel Engine parts.

Path  Technologies  recently  produced  RadMax™  Pump  parts  for  Reg  Technologies  Inc.  That  prior  experience  was one of the major considerations in the evaluation and selection process.

As the next step, the Company will issue a purchase order to  Path  Technologies.   That event will follow completion

of  the  engineering  reviews  and  final  approval  by  the  Fortune  1000  company.  Path  Technologies  will  be  responsible

to  produce  RadMax™  parts.   Reg  Technologies  Inc.  will  integrate  those  parts,  along  with  other  commercial  items

(fuel injection, for example) to produce the prototype engine.

The  timetable  for  the  prototype  engine  remains  the  same  as  stated  in  the  Company’s  November  13,  2009  press release. The specific work to be performed includes:

•

Fabricate RadMax unique items from drawings and 3D computer models.

•

Deliver metrology reports for each fabricated unique item.

•

Purchase commercial items for inclusion in the RadMax end-item.

•

Deliver copies of all purchase orders and part certifications.

•

Perform trial fitment of all components, and rework as needed.

•

Purchase test related items in accordance with supplied purchase requisitions.

•

Assemble test related items as needed (table, dc motor, motor controller, etc.).

•

Provide limited test support (non combustion) at their facility.

The  Company  is  confident  that  this  version  is  very  robust.  The  systems  engineering  reviews  have  removed considerable length (and weight) from the engine.

Highlights Subsequent to the Quarter End

As of March 30, 2010, we are nearing the completion of a significant milestone of the Belcan Engineering review of the prototype engine design, which was estimated at 6 months.

The actions completed are as follows:

•      Retain  Belcan  as  an  independent  engineering  analysis  organization  to  provide  independent  validation  of  all

RadMax™ design elements: functions, tolerances, and material selections

•      Verify environmental conditions (temperatures, pressures, centrifugal forces, etc.)

Actions that are continuing include:

•      Identify components that require detail stress analysis

•      Perform  complete  integration  of  all  components  and  evaluate  their  performance  and  strength  under  non-

operating and operating conditions.

We  have  conducted  a  technical  engineering  interchange  meeting  with  Belcan  for  the  thermodynamics  analysis portion.  A  final  report  has  been  jointly  prepared  and  submitted  to  the  Fortune  1000  company  for  review.  A  mutli-

company thermodynamics review is planned for mid April.

The thermodynamics report includes recommendations for RadMax™ Engine materials, thicknesses, tolerances, and

coatings.   One  specific  recommendation  is  to  fabricate  the  cam  using  lighter  weight  materials  to  take  advantage  of its improved thermal conductivity.

Near-term program milestones include:

•      Completion  of  Belcan  Engineering  review  of  mechanical  components,  bearings,  and  lubrication   –  approx.

3 additional months

•      Review and Approval by the Fortune 1000 Company – approx. 30 days

•      Fabrication of the prototype engine – approx. 3 months

•      Initial prototype testing – approx. 3 months

Risks and Uncertainties

The  Company  is  subject  to  a  number  of  risk  factors  due  to  the  nature  of  its  business  and  the  present  stage  of development. The following risk factors should be considered:

General

The Company is listed on the TSX Venture Exchange and also trades on the OTC BB.  We are  a development stage company  engaged  in  the  business  of  developing  and  building  an  improved  axial  vane-type  rotary  engine  known  as the  RadMax™  rotary  technology  (the  "Technology"  or  the  “RadMax™  Engine”),  used  in  the  design  of  lightweight and high efficiency engines, compressors and pumps. Since no marketable product has yet been developed, we have not received any revenues from operations.

During  the  year  ended April 30, 2009  and  the  year  to date,  the  Company  has received US$439,000, through the sale of  approximately  8%  of  its  interest  in  REGI  U.S.,  Inc.  which  will  be  allocated  to  administrative  operations  of  the

Company and the development costs of the RadMax™ engine.

The  amount  of  the  Company’s  research  and  development  and  administrative  expenditures  are  related  to  the  level  of

financing activities that are being conducted.   Consequently, the Company does not conduct work on the RadMax™

Engine on a pre-determined basis and as a result there may not be predictable or observable trends in the Company’s business activities and comparisons of financial operating results with prior years may not be meaningful.

Trends

The  Company’s  financial  success  is  dependent  upon  the  successful  completion  of  development  of  the  RadMax™

Engine  in  order  to  achieve  a  commercially  feasible  design.   Such  development  could  take  several  years  to  complete and the resulting income, if any, is difficult to determine at this time, There can be no assurance that we or potential licensees will be able to achieve and maintain end user acceptance of our engine. Other than as disclosed herein, the

Company  is  not  aware of  any  trends,  uncertainties,  demands,  commitments  or  events  which  are  reasonably  likely  to have  a  material  effect  on  the  Company’s  sales  or  revenues,  income  from  continuing  operations,  profitability,

liquidity  or  capital  resources,  or  that  would  cause  reported  financial  information  not  necessarily  to  be  indicative  of future operating results or financial condition.

Financing

There  is  no  assurance  that  we  will  be  able  to  secure  the  financing  necessary  to  continue  our  development  and operations.  Our  expectations  as  to  the  amount  of  funds  needed  for  development  and  the timing  of  the  need  for  these funds  is  based  on  our  current  operating  plan,  which  can  change  as  a  result  of  many  factors,  and  we  could  require additional  funding  sooner  than  anticipated.  Our  cash  needs  may  vary  materially  from  those  now  planned  because  of results  of  development  or  changes  in  the  focus  and  direction  of  our  development  program,  competitive  and technological advances, results of laboratory and field testing, requirements of regulatory agencies and other factors.

We  have  no  credit  facility  or  other  committed  sources  of  capital.  To  the  extent  capital  resources  are  insufficient  to meet future capital requirements; we will have to raise additional funds to continue our development and operations.

There can be no assurance that such funds will be available on favorable terms, or at all. To the extent that additional capital  is  raised  through  the  sale  of  equity  or  convertible  debt  securities,  the  issuance  of  such  securities  could  result in  dilution  to  our  shareholders.  If  adequate  funds  are  not  available,  we  may  be  required  to  curtail  operations significantly  or  to  obtain  funds  on  unattractive  terms.  Our  inability  to  raise  capital  would  have  a  material  adverse effect on us.

Commercially Feasible Product

We  have  no  assurance  at  this  time  that  a  commercially  feasible  design  will  ever  be  perfected,  or  if  it  is,  that  it  will

become   profitable.   Our   profitability   and   survival   will   depend   upon   our   ability   to   develop   a   technically   and

commercially   feasible   product   which   will   be   accepted   by   end   users.   The   RadMax™   Engine   which   we   are

developing must be technologically superior or at least equal to other engines that competitors offer and must have a competitive  price/performance  ratio  to  adequately  penetrate  its  potential  markets.  If  we  are  not  able  to  achieve  this condition  or  if  we  do  not  remain  technologically  competitive,  we  may  be  unprofitable  and  our  investors  could  lose their entire investment. There can be no assurance that we or potential licensees will be able to achieve and maintain end user acceptance of our engine.

Market Acceptance

Our  profitability  and  survival  will  depend  upon  our  ability  to  develop  a  technically  and  commercially  feasible

product   which   will   be   accepted   by   end   users.   The   RadMax™   Engine   which   we   are   developing   must   be

technologically  superior  or  at  least  equal  to  other  engines  which  our  competitors  offer  and  must  have  a  competitive price/performance  ratio  to  adequately  penetrate  our  potential  markets.  A  number  of  rotary  engines  have  been designed  over  the  past  80  years  but  only  one,  the  Wankel,  has  been  able  to  achieve  mechanical  practicality  and  any significant  market  acceptance.  If  we  are  not  able  to  achieve  this  condition  or  if  we  do  not  remain  technologically competitive, we may be unprofitable and our investors could lose their entire investment. There can be no assurance that we or our potential licensees will be able to achieve and maintain end user acceptance of our engine.

Our  future  success  may  be  dependent  on  the  success  of  our  products  and  services.  The  success  of  our  business depends on a variety of factors, including:

•      the quality and reliability of our products and services; 

•      our ability to develop new products and services superior to that of our competitors;

•      our ability to establish licensing relationships and other strategic alliances; 

•      our pricing policies and the pricing policies of our competitors; 

•      our ability to introduce new products and services before our competitors; 

•      our ability to successfully advertise our products and services; and

•      general economic trends.

Management and Directors

The  Company  is  dependent  on  a  relatively  small  number  of  directors  and  officers.  The  loss  of  certain  members  of our  management  and  engineering  staff,  could  adversely  affect  our  business  and  the  successful  development  of  the engine.  Our  present  officers  and  directors  have  other  full-time  positions  or  part-time  employment  unrelated  to  our business.  Some  officers  and  directors  will  be  available  to  participate  in  management  decisions  on  a  part-time  or  as-

needed basis only. Our management may devote time to other companies or projects which may compete directly or indirectly  with  us.  We  do  not  have  "key  man"  life  insurance  on  such  officers  and  currently  have  no  plans  to  obtain such insurance.

Conflicts of Interest

Several  of  the  Company’s  directors  and  officers  are  also  directors,  officers  or  shareholders  of  other  companies.

Some of our directors and officers are engaged  and will continue to be engaged  in  the search for additional business opportunities  on  behalf  of  other  corporations,  and  situations  may  arise  where  these  directors  and  officers  will  be  in direct  competition  with  the  Company.  Such  associations  may  give rise  to  conflicts  of  interest  from time  to  time  The

Company’s  directors  are  required  by  law  to  act  honestly  and  in  good  faith  with  a  view  to  the  best  interests  of  the

Company  and  to  disclose  any  interest  which  they  many  have  in  any  project  or  opportunity  in  respect  of  which  the

Company is proposing to enter into a transaction.

Consultants and Outside Manufacturing Facilities

Since  our  present  plans  do  not  provide  for  a  significant  technical  staff  or  the  establishment  of  manufacturing facilities,  we  will  be  primarily  dependent  on  others  to  perform  these  functions  and  to  provide  the  requisite  expertise and  quality  control.  There  is  no  assurance  that  such  persons  or  institutions  will  be  available  when  needed  at affordable prices. It will likely cost  more to  have independent companies do  research  and  manufacturing  than  for us to handle these resources.

Intellectual Property

Our  business  depends  on  the  protection  of  our  intellectual  property  and  may  suffer  if  we  are  unable  to  adequately protect  our  intellectual  property.  The  success  of  our  business  depends  on  our  ability  to  patent  our  engine.  Currently,

we  have  been  granted  several  U.S.  Patents.  We  cannot  provide  assurance  that  our  patents  will  not  be  invalidated,

circumvented or challenged, that the rights granted under the patents will give us competitive advantages or that our patent applications will be granted.

New Technology

New  technology  or  refinement  of  existing  technology  could  render  our  RadMax  products  less  attractive  or  obsolete.

Our  success  depends  in  part  upon  its  ability  to  anticipate  changes  in  technology  and  industry  standards  and  to successfully  develop  and  introduce  new and  improved  engines  on  a  timely  basis.  There  is  no  assurance  that  we  will be able to do so.

Competitive Conditions

While not a highly competitive business in terms of numbers of competitors, the business of developing engines of a new  design  and  attempting  to  either  license  or  produce  them  is  nonetheless  difficult  because  most  existing  engine producers  are  large,  well  financed  companies  which  are  very  concerned  about  maintaining  their  market  position.

These  companies  possess  greater  technical  resources  and  market  recognition  than  us,  and  have  management,

financial  and  other  resources  not  yet  available  to  us.  Existing  engines  are  likely  to  be  perceived  by  many  customers as  superior  as  or  more  reliable  than  any  new  product  until  it  has  been  in  the  marketplace  for  a  period  of  time.  There is no assurance that we will be able to compete effectively with these companies.

Limited Operating History: Losses

The Company has experienced losses in all years of its operations. There can be no assurance that the Company will operate profitably in the future, if at all. As at January 31, 2010 the Company’s deficit was $14,128,583.

Price Fluctuations: Share Price Volatility

In  recent  years,  the  securities  markets  in  the  United  States  and  Canada  have  experienced  a  high  level  of  price  and volume  volatility,  and  the  market  price  of  securities  of  many  development  stage  companies  have  experienced  wide fluctuations  in  price  which  have  not  necessarily  been  related  to  the  operating  performance,  underlying  asset  values or prospects of such companies. There can be no assurance that continual fluctuations in price will not occur.

Results of Operations

The  following  analysis  of  the  Company's  operating  results  in  the  most  recently  completed  nine  month  period  ended

January  31,  2010  includes  a  comparison  against  the  same  period  in  previously  completed  financial  period  ended

January 31, 2009.

Revenue

The   Company   had   no   revenue   from   operations;   currently   all   efforts   are   focused   on   the

completion of the development, research, design, analysis and testing of the RadMax™ products.

Expenses

Nine Months Ended

January 31,

Variances

2010

2009

%

Amortization

2,935

3,016

(0.03)

Advertising and promotion

10,358

96,793

(0.89)

Consulting fees

13,965

25,126

(0.44)

Foreign exchange loss (gain)

40,556

(56,992)

(1.71)

Investor relations

51,844

9,578

4.41

Management and director fees

39,150

44,700

(0.12)

Miscellaneous office expenses

44,051

43,516

0.01

Professional fees

80,347

131,198

(0.39)

Public relations

12,263

27,250

(0.55)

Research and development

98,200

99,037

(0.01)

Rent and utilities

27,562

24,554

0.12

Stock-based compensation

31,987

31,241

0.02

Transfer agent and filing fees

15,889

33,133

(0.52)

Travel and promotion

13,516

14,573

(0.07)

Wages and benefits

21,616

23,030

(0.06)

Mineral property maintenance

8,060

8,060

-

costs

512,299

557,813

(64)

Results  of  Operations  for  the  nine  months  ended  January  31,  2010  (“2010”)  as  compared  to  the  nine  months ended January 31, 2009 (“2009”)

For  the  nine  months  ended  January  31,  2010,  the  Company  realized  a  net  loss  of  $341,495  or  $0.013  per  share,  as compared  to  net  loss  of  $447,203  or  $0.018  per  share  for  2009.  Operating  expenses  decreased  by  $45,514  to

$512,299 for 2010 compared to $557,813 in 2009.

A  concentrated  effort  has  been  undertaken  to  reduce  costs  in  response  to  the  downturn  in  the  investor  market.

Advertising   and   promotion   expenditures   decreased   by   $86,435   to   $10,358   in   2010   versus   $96,793   in   2009.

Consulting  fees  decreased  by  $11,161  to  $13,965  in  2010  compared  to  $25,126  in  2009.    Public  relations  costs

decreased  by  $14,987  to  $12,263  in  2010  versus  $27,250  in  2009.   Professional  fees  decreased  by  $50,851  from

$131,198 in 2009 to $80,347 in 2010.   Wages and benefits decreased by $1,414 to $21,616 in 2010 from $23,030 in

2009.   There  was  also  a  significant  decrease  in  transfer  agent  and  filing  fees  of  $17,244  to  $15,889  in  2010  versus

$33,133  due  to  lower  level  of  equity  transactions  in  the  current  period.  Travel  expenses  for  promotion  purposes decreased  by  $1,057  from  $14,573  in  2009  to  $13,516  in  2010.  Management  and  director  fees  decreased  by  $5,500 from $44,700 in 2009 to $39,150 in 2010.

The   savings   achieved   through   cost-saving   measures   have   been   offset   by   some   increases.     Investor   relations

increased  from  $9,578  in  2009  to  $51,844  in  2010  as  a  result  of  promotional  costs  related  to  the  Company’s

attendance  at  the  CGI  meeting  in  September  and  increased  efforts  to  promote  the  Company.    Rent  and  utilities

increased by $3,008 from $24,554 in 2009 to $27,562 in 2010 as a result of increased rent at our research facility.

There  was  little  change  to  expenses  such  as  office  and  general  administration,  an  increase  of  $535  from  $43,516  in

2009,  as  the  activities  remained  at  the  same  level.  Amortization  expense  decreased  by  $81  to  $2,935  in  2010,

because  no  capital  assets  were  purchased  in  2010,  while  the  net  book  value  of  the  fixed  assets  is  insignificant.

Research and development decreased by $837 from 99,037 in 2009 to $98,200 in 2010, as we have maintained at the similar  activity  level  to  last  year.  This  research  is  performed  by  Rand  Energy  Group  Inc.  (“Rand”),  a  subsidiary  of the Company.  Rand and REGI U.S., Inc. have a project cost sharing agreement whereby these companies each fund

50%  of  the  development  of  the  technology.   Stock-based  compensation  expense  increased  by  $746  from  $31,241  in

2009 to $31,987 in 2010 due to the periodic vesting requirements of the Company’s outstanding stock options.

Other Income items for 2010 and 2009 include gain on sale of REGI’s shares, which was decreased by $73,108 from

$92,324  in  2009  to  $26,689  in  2010  due  to  the  decease  in  both  number  of  shares  sold  and  price  of  shares  sold  at.  In

2009 we settled debts and had a gain on forgiven debt of $10,813 while we did no have such gain in 2010. However,

we  had  unrealized  gain  on  warrants  sold  for  option  to  purchase  REGI  shares.  Because  these  warrants  were  valued with  Black  Scholes  model,  the  values  significantly  reduced  when  majority  of  the  warrants  were  nearing  their expiration dates.

Results of Operations for the three months ended January 31, 2010 (“2010”) as compared to the three months ended January 31, 2009 (“2009”)

For  the  three  months  ended  January  31,  2010,  the  Company  realized  a  net  loss  of  $105,852  or  $0.004  per  share,  as compared to net loss of $121,958 or $0.005 per share in 2009. Operating expenses increased by $44,837 to $185,081

for  2010  compared  to  $140,244  in  2009.   It  is  mainly  due  to  the  increase  of  foreign  exchange  loss  of  $38,600  on

US$676,733 owed to us by REGI.

A  concentrated  effort  has  been  undertaken  to  reduce  costs  in  response  to  the  downturn  in  the  investor  market.

Management  and  director  fees  were  reduced  by  $8,750  from  $21,800  in  2009  to  $13,050  in  2010.  Public  relations expenses  were  reduced  by  $4,087  from  $8,175  to  $4,088,  and  travel  for  promotion  were  reduced  by  $4,315  from

$8,856 in 2009 to $4,541 in 2010.

However,  the  reductions  in  costs  were  offset  by  increases  in  other  expenses.  Increases  of  consulting  fees  by  $4,025 from  $5,538  to  $9,563  and  investor  relation/shareholder  communication  costs  by  $14,158  from  $9,578  to  $23,736 resulted  from  our  increased  effort  to  communicate  with  our  shareholders  and  potential  shareholders.  Office  and general  expenses  were  increased  in  2010  by  $7,455  from  $9,151  in  2009,  because  we  were  more  active  in  2010 during  the  holiday  season  than  in  2009.  Professional  fees  increased  by  $3,186  from  $10,557  in  2009  to  $13,743  in

2010, because our accountants worked on during the current period.

The decrease in net loss from 2009 resulted from the significant unrealized gain of $79,229, when significant portion of our privately sold warrants to purchase REGI shares were nearing their expiration date. In 2009 there was no such unrealized  gain.  This  gain  was  partially  offset  by  gain  on  sale  of  REGI  shares  of  $7,473  in  2009  and  gain  on  debt forgiven of $10,813 in 2009, both are $nil in 2010.

Significant Projects without Operating Revenue

The  Company  is  developing  for  commercialization  an  improved  axial  vane  type  rotary  engine  known  as  the

RadMax™  rotary  technology  (the  "Technology"  or  the  RadMax™  Engine”),  used  in  the  design  of  lightweight  and high  efficiency  engines,  compressors  and  pumps.  The  RadMax™  engine  has  only  two  moving  parts,  the  vanes  (up to  12)  and  the  rotor,  compared  to  the  40  moving  parts  in  a  simple  four-cylinder  piston  engine.  This  design  makes  it possible  to  produce  up  to  24  continuous  power  impulses  per  one  rotation  that  is  vibration-free  and  extremely  quiet.

The RadMax™ engine also has multi-fuel capabilities allowing it to operate on fuels including gasoline, natural gas,

hydrogen,  propane  and  diesel.  REGI  U.S.,  Inc.  and  Reg  Technologies  Inc.,  are  currently  designing  and  testing

prototype   RadMax™   Diesel   Engines,   compressors   and   pumps   intended   for   aviation,   automotive,   industrial

processes and military applications.

The world-wide marketing and intellectual rights, other than the U.S., are held by Reg Technologies Inc. REGI U.S.,

Inc.  owns  the  U.S.  marketing  and  intellectual  rights  and  has  a  project  cost  sharing  agreement,  whereby  it  will  fund

50% of the further development of RadMax™ Engine and Reg Technologies Inc. will fund 50%.

To  date,  several  prototypes  of  the  RadMax™  Engine  have  been  tested  and  additional  development  and  testing  work is  continuing.  We  believe  that  such  development  and  testing  will  continue  until  a  commercially  feasible  design  is perfected.  There  is  no  assurance  at  this  time,  however,  that  such  a  commercially  feasible  design  will  ever  be perfected,  or  if  it  is,  that  it  will  become  profitable.  If  a  commercially  feasible  design  is  perfected,  we  do,  however,

expect  to  derive  revenues  from  licensing  the  Technology  relating  to  the  RadMax™  Engine  regardless  of  whether actual  commercial  production  is  ever  achieved.  There  is  no  assurance  at  this  time,  however,  that  revenues  will  ever be received from licensing the Technology even if it does prove to be commercially feasible.

We  believe  that  a  large  market  would  exist  for  a  practical  rotary  engine  which  could  be  produced  at  a  competitive price and which could provide a good combination of fuel efficiency, power density and exhaust emissions.

Based   on   the   market   potential,   we   believe   the   RadMax™   Engine   is   well   suited   for   application   to   internal

combustion  engines,  pumps,  compressors  and  expansion  engines.  The  mechanism  can  be  scaled  to  match  virtually any size requirement. This flexibility opens the door to large markets being developed.

We have tested the RadMax™ technology for interested customers who want a license agreement.   To date we have

granted  an  option  for  a  license  for  certain  applications  for  a  Fortune  1000  company  who  are  evaluating  the

RadMax™ design and are currently assisting in the development at no cost to the Company.

During  the  nine  months  ended  January  31,  2010,  the  Company’s  efforts  have  been  focused  on  the  research,

development and design of the RadMax™ rotary technology (see also Section Period Highlights above).

Summary of Quarterly Results

The  following  is  a  summary  of  the  Company’s  financial  results  for  each  of  the  Company’s  eight  most  recently completed quarters:

Quarter Ending

Revenue

Net Earnings (Loss)

$

Per Share

Diluted per share

January 31, 2010

$nil

(105,852)

(0.00)

(0.00)

October 31, 2009

$nil

(157,669)

(0.00)

(0.00)

July 31, 2009

$nil

(77,974)

(0.00)

(0.00)

April 30, 2009

$nil

(8,887)

(0.00)

(0.00)

January 31, 2009

$nil

(121,958)

(0.00)

(0.00)

October 31, 2008

$nil

(166,446)

(0.01)

(0.01)

July 31, 2008

$nil

(158,799)

(0.01)

(0.01)

April 30, 2008

$nil

172,004

0.01

0.01

Over the past eight quarters, the Company’s expenses and net loss have varied from period to period dependant upon

the  Company’s  activities  at  the  time.   The  most  recent  three  quarters  have  remained  relatively  consistent  due  to  a

focus  on  testing  and  development  of  the  RadMax™  engine.   The  quarter  ended  April  30,  2008  shows  net  earnings,

however,  these  earnings  were  the  result  of  the  de-consolidation  of  a  subsidiary.  Expenses  and  net  loss  during  the second  and  third  quarters  of  fiscal  2009,  and  the  last  quarter  of  fiscal  2008  were  significantly  higher  than  those  in

2010.     A  decrease  in  expenses  during  fiscal  2009  relates  to  a  concerted  effort  to  reduce  administration  overhead

during the downturn in the investment market.   During fiscal 2010, investor relations and advertising contracts were

not  renewed,  wages  were  reduced,  and  promotional  travel  was  curtailed.   The  decrease  in  the  losses  for  the  2010

quarters  in  comparison  to  those  of  2009  also  results  from  fact  that  the  results  of  REGI  U.S.  Inc.  were  consolidated up to April 30, 2008.

Liquidity

During the nine month period ended January 31, 2010, we financed our operations and received $298,761:

•

$26,689 from investing activities through the sale of our investee’s shares and warrants in the open market;

•

repayments of advances by the investee of $7,007;

•

advances from relate parties of $140,856; and

•

net proceeds from sale of private placements of $98,331 and subscriptions of $12,000

The Company’s cash position decreased to bank indebtedness of $13,878 at January 31, 2010 as compared to cash balance of $1,107 at April 30, 2009.

The  Company  owns  approximately  3.0  million  (directly  or  indirectly)  shares  of  REGI  U.S.,  Inc.  (“REGI”)  (a  U.S.

public  company),  and  formerly  controlled  the  Company  by  way  of  a  voting  trust  arrangement,  which  was  cancelled on April 30, 2008.

Rand  Energy  Group  Inc.,  a  subsidiary  of  the  Company,  and  REGI  U.S.,  Inc.  have  a  project  cost  sharing  agreement whereby these companies each fund 50% of the development of the technology.

As  at  January  31,  2010,  Rand  Energy  Group  Inc.  owes  Reg  Technologies  $1,974,121  (April  30,  2009  -$1,676,840)

which  will  be  fully  repaid  prior  to  royalty  obligations  due,  and  prior  to  dividends  being  paid  to  the  owners  of  Rand

Energy Group Inc.

During  the  nine  month  period  ended  January  31,  2010,  the  Company’s  received  US$26,689  through  the  sale  of approximately  1%  of  its  interest  in  REGI  which  will  be  allocated  to  administrative  operations  of  the  Company  and the development costs of the RadMax™ engine.

The  costs  the  Company  has  identified  for  the  RadMax™  engine  are  the  master  design  integrator,  prototype fabrication,  and  labour  expense,  estimated  approximately  at  US$200,000  each,  with  planned  expenditures  over  the next 6 months.

Capital Resources

As  at  January 31,  2010,  the Company  had  working  capital  of  $138,845  as  compared  to  working  capital  of  $290,087 at April 30, 2009.  Of the $138,845, $529,431 is due from REGI U.S., Inc. (“REGI”).  This receivable relates mainly to  project  costs  as  REGI  owns  the  U.S.  marketing  and  intellectual  rights  and  has  a  project  cost  sharing  agreement,

whereby  it  will  fund  50%  of  the  further  development  of  RadMax™  Engine  and  Reg  Technologies  Inc.  will  fund

50%.  REGI only had cash of US$583 and a US$1,303,246 working capital deficiency at its January 31, 2010 period end.

During  the  nine  month  period  ended  January  31,  2010,  we  used  cash  in  the  amount  of  $299,868  on  operating

activities  as  compared  to  $493,118  for  the  same  period  last  year  for  a  decrease  of  $193,250.   This  is  a  result  of  the

Company  incurring  less  operating  expenses  during  2010  in  comparison  to  2009  as  well  as  increased  balance  of accounts payable and accrued liabilities by $160,581.

During  the  nine  months  ended  January  31,  2010,  the  Company  completed  a  private  placement,  whereby  it  issued

1,012,596  units  at  $0.15  per  unit  for  proceeds  of  $151,889,  of  which  $45,000  was  received  on  February  3,  2010 from  the  shareholder’s  RRSP  trust  account.  Each  private  placement  unit  consisted  of  one  common  share  and  share purchase  warrant.  Each  warrant  entitles  the  holder  to  purchase  one  additional  share  of  common  stock  at  a  price  of

$0.20 per share for one year.  Finders’ fees of $7,050 were paid in connection with the private placement.

During  the  nine  months  ended  January  31,  2010,  the  Company  also  received  $12,000  for  subscriptions  for  shares issued subsequent to the period in March, 2010.

During  the  prior  year  ended  April  30,  2009,  the  Company  completed  a  private  placement,  whereby  it  issued

1,315,168  units  at  $0.40  per  unit  for  proceeds  of  $526,067.  Each  unit  consisted  of  one  common  share  and  one  non-

transferable  share  purchase warrant,  entitling  the holder  to acquire  one  additional  common  share for a  period  of  one

year at $0.50 per share and at $0.60 per share in the second year.   The Company incurred finders’ fees of $22,212 in

connection with the above private placement, which are included in share issuance costs.

In  the  past,  we  have  derived  most  of  our  development  and  operating  capital  primarily  from  the  issuance  of  our capital  stock  and  our  former  subsidiary  REGI  U.S.,  Inc.  We  have  also  caused  our  subsidiary,  Rand  Energy  Group

Inc.  to  sell  shares  it  owned  in  REGI  U.S.,  Inc.   The  Company  also  indirectly  and  directly  owns  approximately  4.4 million  shares  of  REGI  U.S.,  Inc.  with  a  carrying  value  of  US  $Nil  as  the  Company’s  share  of  past  losses  exceeded the carrying value of the investment in REGI US.

The  Company’s  direct  investment  in  REGI  U.S.  Inc.,  together  with  its  51%  ownership  in  Rand  Energy  Group  Inc.,

gives  it  control  over  approximately  3.0  million  shares  of  REGI  U.S.  Inc.,  which  shares  had  a  carrying  value  of

approximately  US  $Nil  as  of  January  31,  2010.   The  Company  can  sell,  through  a  registered  broker,  up  to  44,000,

shares  of  REGI  U.S.,  Inc.,  being  1%  of  the  issued  shares,  during  any  90-day  period.   During  the  nine  month  period

ended January 31, 2010 Rand sold approximately 2.7% of its interest in REGI U.S. Inc. for US$26,689.

At January 31, 2010, the market value of the REGI shares was US$962,172.

The  Company’s  objectives  when  managing  capital  are  to  safeguard  the  Company’s  ability  to  continue  as  a  going concern in order to pursue the development of its RadMax™ Diesel Engine and mineral properties and to maintain a

flexible  capital  structure  for  its  projects  for  the  benefit  of  its  stakeholders.   As  the  Company  is  in  the  development

stage, its principal source of funds is from the issuance of common shares.

The  Company  has  been  successful  in  the  past  in  acquiring  capital  through  the  issuance  of  shares  of  our  Common

Stock,  and  through  advances  from related  parties.   Although  we  intend  to  continue utilizing  these  sources,  there  has

been  no  assurance  in  the  past  that  these  sources  and  methods  would  continue  to  be  available  in  the  future.   In  the

event  that  no  other  sources  of  capital  were  available  to  us  in  the  future,  on  a  reasonable  financial  basis,  we  would face the same obstacles as many small, undercapitalized companies do, and, in the worst case, we could be forced to reorganize  or  liquidate,  either  of  which  consequence  would  likely  have  an  adverse  financial  effect  upon  our shareholders.

In  the  management  of  capital,  the  Company  includes  the  components  of  shareholders’  equity  as  well  as  cash,

receivables, related party receivables, advances to equity accounted investee, and short term investments balances.

The  Company  manages  the  capital  structure  and  makes  adjustments  to  it  in  light  of  changes  in  economic  conditions and  the  risk  characteristics  of  the  underlying  assets.  To  maintain  or  adjust  the  capital  structure,  the  Company  may attempt to issue new shares, acquire or dispose of assets or adjust the amount of cash and short-term investments.

The  Company  expects  its  capital  resources,  which  include  a  share  offering,  will  be  sufficient  to  carry  its  research

and  development  plans  and  operations  through  its  current  operating  period.   The  funds  are  raised  through  REGI

U.S., Inc. equity financings and through the sale of REGI U.S., Inc. shares on the open market.

Transactions with Related Parties

Pursuant  to  a  management  agreement  dated  May  1,  1996,  the  Company  engaged  SMR  Investments  Ltd.  to  provide

services  to  the  Company.   SMR  is  a  private  company  which  is  controlled  by  Susanne  Robertson,  a  director  of  the

Company  and  the  spouse  of  the  Company’s  president.  The  Company’s  President  is  also  a  director  and  officer  of

SMR.  SMR  provides  management  services  to  the  Company  in  consideration  of  a  monthly  fee  of  $2,500  plus

applicable  taxes.  These  services  include  providing  general  management  services  and  ongoing  operations.    The

agreement may be terminated by the mutual consent of the parties. During the nine month periods ended January 31,

2010 and 2009, the Company paid or accrued to SMR the sum of $22,500 in each period.

The  Company  shares  office  space,  staff  and  service  providers  with  a  number  of  private  and  public  companies  with several directors in common.  On June 15, 2006, the Company entered into a lease agreement with Linux Gold Corp.

a  company  with  common  officers  and  directors,  to  lease  office  premises  for  the  period  of  three  years  and  the  option to  renew  the  lease  for  an  additional  three-year  term,  in  consideration  for  $16,994  per  year.  The  Company’s  current

agreement  to  lease  office  premise  expired  on  June  30,  2009.   On  June  11,  2009,  the  Company  entered  into  a  new

lease agreement for one additional year for a total of $13,185.

During the nine month period ended January 31, 2010 rent of $11,379 (2009 -$10,890) was incurred with a company having common officers and directors.

During  the  nine  months  ended  January  31,  2010,  administrative  and  management  fees,  included  in  miscellaneous office  expenses,  of  $20,250  (2009  -  $21,048)  and  directors’  fees  of  $9,000  (2009  -  $6,500)  were  paid  to  officers,

directors and companies controlled by officers and directors for services rendered.

These related party transactions are carried out  in  the normal  course of operations  and  are  measured at  the  exchange amount  of  consideration  established  and  agreed  to  by  all  the  related  parties.  Amounts  due  from  related  parties  are unsecured, non-interest bearing and due on demand.

At  January  31,  2010,  the  Company  is  owed  an  aggregate  of  $26,820  (April  30,  2009  -  $19,537)  by  related  parties.

The  amounts  owed  are  unsecured,  non-interest  bearing  and  due  on  demand.   These  parties  are  companies  that  the

President of the Company controls or significantly influences.

Recent Accounting Pronouncements Not Yet Adopted

International Financial Reporting Standards

In  2006,  the  Canadian  Accounting  Standards  Board  (“AcSB”)  published  a  new  strategic  plan  that  will  significantly affect  financial  reporting  requirements  for  Canadian  companies.  The  AcSB  strategic  plan  outlines  the  convergence of Canadian GAAP with IFRS over an expected five year transitional period.

In  February  2008  the  AcSB  announced  that  2011  is  the  changeover  date  for  publicly-listed  companies  to  use  IFRS,

replacing Canadian GAAP. This date is for interim and annual financial statements relating to fiscal years beginning on  or  after  January  1,  2011.  The  Company’s  transition  date  of  May  1,  2010  will  require  the  restatement  for comparative  purposes  of  amounts  reported  by  the  Company  for  the  year  ended  April  30,  2011.  In  July  2008  AcSB announced  that  early  adoption  will  be  allowed  in  2009  subject  to  seeking  exemptive  relief.  The  Company  is currently assessing the financial reporting impact of the transition to IFRS and the changeover date.

Other  accounting  pronouncements  issued  with  future  effective  dates  are  either  not  applicable  or  are  not  expected  to be significant to the consolidated financial statements of the Company.

Fair Value of Financial Instruments

Financial instruments carrying value and fair value

The  Company’s  financial  instruments  consist  of  cash,  receivables,  related  party  receivables,  advances  to  equity accounted investee, accounts payable and a derivative financial instrument liability.

Cash and the derivative financial instrument liability are designated as “held-for-trading” and measured at fair value.

Receivables,  related  party  receivables,  and  advances  to  equity  accounted  investee  are  designated  as  “loans  and

receivables”.    Short  term  investments  are  designated  as  “available  for  sale”.    Accounts  payable  is  designated  as

“other financial liabilities”.

The  carrying  value  of  receivables,  related  party  receivables,  advances  to  equity  accounted  investee,  and  accounts

payable  approximate  their  fair  values  due  to  their  immediate  or  short-term  maturity.    The  derivative  financial

instrument liability is recorded at fair value calculations using the Black-Scholes option pricing model.

Interest rate and credit risk

The  Company  has  minimal  cash  balances  and  no  interest-bearing  debt.  The  Company  has  no  significant concentrations  of  credit  risk  arising  from  operations.  The  Company's  current  policy  is  to  invest  any  significant excess  cash  in  investment-grade  short-term  deposit  certificates  issued  by  reputable  financial  institutions  with which  it  keeps  its  bank  accounts  and  management  believes  the  risk  of  loss  to  be  remote.  The  Company periodically monitors the investments it makes and is satisfied with the credit ratings of its banks.

Receivables consist of goods and services tax due from the Federal Government.   Management believes that the

credit risk concentration with respect to receivables is remote.

Foreign exchange risk

The Company is primarily exposed to currency fluctuations relative to the Canadian dollar through expenditures

that are denominated in US dollars.   Also, the Company is exposed to the impact of currency fluctuations on its monetary assets and liabilities.

The  operating  results  and  the  financial  position  of  the  Company  are  reported  in  Canadian  dollars.   Fluctuations

in  exchange  rates  will,  consequently,  have  an  impact  upon  the  reported  operations  of  the  Company  and  may affect the value of the Company’s assets and liabilities.

The Company currently does not enter into financial instruments to manage foreign exchange risk.

The  Company  is  exposed  to  foreign  currency  risk  through  the  following  financial  assets  and  liabilities  that  are denominated in United States dollars:

Related Party

January 31, 2010

Bank Debt

Receivables

Accounts payable

$

4,925

$

13,919

$

11,827

At   January   31,   2010   with   other   variables   unchanged,   a   +/-10%   change   in   exchange   rates   would

increase/decrease pre-tax loss by approximately +/- $702.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due.  The

Company  manages  liquidity  risk  through  the  management  of  its  capital  structure  and  financial  leverage  as outlined in Note 11.

Other MD&A Requirements

Additional Disclosure for Venture Issuers without Significant Revenue

Additional  disclosures  concerning  the  Company’s  research  and  development  costs,  deferred  development  costs  and general and administrative expenses are provided as follows:

During   the  nine   month   period   ended  January  31,   2010,   the   Company  incurred   the  $98,200   in   research   and

development compared to $99,037 for the nine month period ended January 31, 2009.

Disclosure of Outstanding Share Data:

Authorized

50,000,000 Common shares without par value

10,000,000 Preferred shares with a $1 par value, redeemable for common shares on the basis of 1 common share for 2 preferred shares

     5,000,000 Class A non-voting shares without par value.  Special rights and restrictions apply.

Treasury Shares

At  January  31,  2010,  Rand  owns 217,422  (2009  –  217,422)  shares of  the  Company  valued  at $43,485  that have

been  deducted  from  the  total  shares  issued  and  outstanding.   The  value  of  these  shares  has  been  deducted  from

share capital.

Commitments

a)

In connection with the acquisition of Rand, the Company has the following royalty obligations:

i)

A  participating  royalty  is  to  be  paid  based  on  5%  of  all  net  profits  from  sales,  licenses,  royalties  or  income derived  from  the  Rand  Cam  Technology  patented  technology,  to  a  maximum  amount  of  $10,000,000.

The  participating  royalty  is  to  be  paid  in  minimum  annual  instalments  of  $50,000  per  year  beginning  on the date the first revenues are derived from the license or sale of the patented technology.

ii)

Pursuant   to   a   letter   of   understanding   dated   December   13,   1993,   between   the   Company   and   REGI

(collectively  called  the  grantors)  and  West  Virginia  University  Research  Corporation  (“WVURC”),  the

grantors  have  agreed  that  WVURC  shall  own  5%  of  the  Rand  Cam patented  technology  and  will  receive

5% of all net profits from sales, licenses, royalties or income derived from the patented technology.

iii)

A 1% net profit royalty will be payable to a director on all U.S. – based sales.

b)    The Company is committed to fund 50% of the further development of the RadMax™  Engine Technology.

c)

The  Company’s  current  agreement  to  lease  office  premise  expired  on  June  30,  2009.   On  June  11,  2009,  the

Company entered into a new lease agreement for one additional year for a total of $13,185.

Warrants

As at January 31, 2010, the following share purchase warrants were outstanding:

Expiry Date

Exercise

Number

price

of warrants

$

July 31, 2010

0.60

1,315,168

April 1, 2010

0.35

228,000

Warrants Outstanding

1,543,168

Options

As at January 31, 2010, the following stock options are outstanding:

Expiry Date

Exercise

Number

Remaining

price

of options

contractual life

(years)

$

October 20, 2010

0.30

750,000

0.72

August 1, 2013

0.40

400,000

3.50

April 22, 2014

0.21

375,000

4.23

Options Outstanding

1,525,000

Options Exercisable

381,250

Subsequent Events

On  March  24,  2010  the  Company  the  Company  completed  a  private  placement,  whereby  it  issued  1,643,333

units  at  $0.15  per  unit  for  gross  proceeds  of  $246,500.   Each  unit  consisted  of  one  common  share  and  share

purchase  warrant.  Each  warrant  entitles  the  holder  to  purchase  one  additional  share  of  common  stock  at  a  price of $0.20 per share for one year.  Finder’s fees of $12,068 were paid in connection with the private placement.

During  the  years  ended  2008  and  2009  Rand  sold  1,304,933  warrants  entitling  the  holder  to  purchase  shares  of

REGI  from  Rand.  On  March  12,  2010,  1,264,933  of  these  warrants  expired,  of  which  894,333  warrants  were extended for one additional year, expiring March 12, 2011.

Directors and Officers

As at March 30, 2009, the Company had the following directors and officers:

John Robertson

Director , President and Secretary

Jennifer Lorette

Director

Susanne Robertson

Director

James Vandeberg

Director, Chief Financial Officer

Robert Grisar

Director

The  Company is  dependent on  a  small number of  key directors  and  officers.  Loss  of  any one  of  those persons  could have an adverse affect on the Company, however, the Company does not maintain “key-man” insurance with respect to any of its management.

Conflicts of Interest

Officers   and   directors   of   the   Company   are   officers   and/or   directors   of,   or   are   associated   with   other   public

companies.  Such  associations  may  give  rise  to  conflicts  of  interest.  The  directors  are  required  by  law,  however,  to act  honestly  and  in  good  faith  with  a  view  to  the  best  interests  of  the  Company  and  its  shareholders  and  to  disclose any  personal  interest  which  they  may  have in  any  material  transaction  which  is  proposed  to  be  entered  into  with  the

Company and to abstain from voting as a director for the approval of any such transaction.

Disclosure Controls and Procedures

The  Company  realizes  the  importance  of  establishing  and  maintaining  internal  controls  and  has  designed,  or  has caused  to  be  designed  under  its  supervision,  disclosure  controls  and  procedures  in  order  to  provide  reasonable assurance that material information relating to the Company is made known to them.

The  internal  controls  are  reviewed  periodically  by  the  Audit  Committee  and  the  Board  of  Directors  and  potential weaknesses have become apparent, namely that the Company's small size prohibits:

1.    the complete separation of incompatible duties; and

2.    retaining  specialized  staff  with  respect  to  current  income  tax,  complex  accounting  matters  and  financial reporting,

and   therefore   the   Company   has   chosen   to   utilize   outside   assistance   with   respect   to   these   matters   to   ensure

weaknesses  are  rectified  as  they  become  known.  There  has  been  no  change  in  the  Company’s  disclosure  controls and  procedures  or  in  the  Company’s  internal  control  over  financial  reporting  that  occurred  during  the  most  recently completed quarter that has materially affected, or is reasonably likely to materially affect, the Company’s disclosure controls and procedures or internal control over financial reporting.

Caution on Forward-Looking Statements

Certain  statements  contained  in  this  quarterly  report  on  Form  51-102F1  constitute  "forward-looking  statements."

These  statements,  identified  by  words  such  as  “plan,”  "anticipate,"  "believe,"  "estimate,"  "should,"  "expect"  and similar  expressions  include  our  expectations  and  objectives regarding  our future  financial  position,  operating  results and  business  strategy.  These  statements  reflect  the  current  views  of  management  with  respect  to  future  events  and

are  subject  to  risks,  uncertainties  and  other  factors.   The  Company's  actual  results,  performance  or  achievements could  differ  materially  from  those  expressed  in,  or  implied  by,  these  forward-looking  statements,  including  those described  in  the  Company's  Financial  Statements,  Management  Discussion  and  Analysis  and  Material  Change

Reports  filed  with  the  Canadian  Securities  Administrators  and  available  at  www.sedar.com,  and  those  described  in the  Company’s  Form  20-F  for  the  fiscal  year  ended  April  30,  2009,  and  other  current  reports,  filed  with  the

Securities  and  Exchange  Commission,  available  at  www.sec.gov.  Accordingly,  no  assurances  can  be  given  that  any of  the  events  anticipated  by  the  forward-looking  statements  will  transpire  or  occur,  or  if  any  of  them  do  so,  what benefits, including the amount of proceeds, that the Company will derive therefrom.

Readers  are  cautioned  that  the  list  of  factors  is  not  exhaustive.  All  subsequent  forward-looking  statements,  whether written or oral, attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these cautionary statements. Furthermore, the forward-looking statements  contained in this document are  made as at the  date  of  this  document  and  the  Company does  not undertake  any  obligation  to  update publicly  or  to  revise  any of the  included  forward-looking  statements,  whether  as  a  result  of  new  information,  future  events  or  otherwise,  except as may be required by applicable securities laws.

Approval

The Board of Directors of the Company has approved the disclosure contained in this MD&A.

A copy of this MD&A will be provided to anyone who requests it.

Additional Information

Additional Information relating to the Company is on SEDAR at www.sedar.com